Mail Stop 03-05

							January 7, 2005


Via U.S. Mail

Mr. Scott Pedersen, President
ST Online Corp.
359-240th Street
Langley, British Columbia
Canada V3A 6H5

Re: 	ST Online Corp.
	Form SB-2 filed December 9, 2004
	File No. 333-121114

Dear Mr. Pedersen,

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement Cover Page
1. Please label your subsequent amendments with the correct registration file number, 333-121114.


Prospectus Cover Page
2. Please revise to more clearly state that the expenses connected with the offering are fixed at $30,000, and that the expenses per share would be adjusted accordingly for offering amounts between the minimum and maximum.
3. Please revise the legend on the bottom of the page to comply with
Item 501(a)(7) of Regulation S-B.
4. Please indicate here whether you will apply for listing on any national securities exchange or the Nasdaq Stock Market. Refer to
Item 501(a)(4) of Regulation S-B.
5. Please confirm whether you will use your prospectus before the effective date of the registration statement. If so, please revise to comply with Item 501(a)(10) of Regulation S-B.

Inside Front Cover Page
6. Please include the dealer prospectus delivery obligation on outside back cover page, pursuant to Item 502(b) of Regulation S-B, or, if there is no outside back cover page to the registration statement, you may place the delivery obligation on the inside front cover page with the Table of Contents. Please revise as appropriate.

Summary of our offering, page 6
Our business, page 6
7. In one of the introductory paragraphs, please disclose that your auditors have issued a going concern opinion.

Risk factors, page 7
Risks associated with ST Online Corp, page 7
8. Please consider including additional risk factors relating to the business operations of the company on the following topics: (i) the risk that your notes to related parties are payable on demand;
(ii)
the risks associated with website maintenance and internet transactions; (iii) the competitive market; and (v) your exposure to regulation due to your internet based business.

2. We lack an operating history, page 7
9. Please reconcile your statement here that you have "not started" your proposed business operations, with your statement in risk factor
#4 on page 8 that you have "started limited operations," and your statement on page 16 that you have started limited operations relating to developing your website. Revise as necessary.

Use of Proceeds, page 10
10. Your disclosure on the cover page on page 3, and in the summary on page 6, indicates that your offering expenses will be $30,000; however, you state here that the offering expenses are $25,000, despite the fact that the net proceeds totals in the table imply that the offering expenses are $30,000. We also note that the sum of the itemized list of uses of proceeds under the minimum and maximum offering amounts are $75,000 and $175,000 respectively, which appears to indicate that the offering expenses are only $25,000, but those amounts do not match the net proceeds row in the first part of the table. Please advise and revise as appropriate to clarify the apparent discrepancies in your disclosure.
11. For clarity, we suggest you include a row at the bottom of the table under "working capital" that shows the total amount of net proceeds to be used under each of the itemized lists.
12. Please tell us the basis for your assertion in the third paragraph under the table that the "feasibility of collecting the data is high" with respect to the development of a database of customers, advertisers, potential advertisers, etc. Briefly explain the basis for your assertion in the document, and/or consider framing that statement as your belief.

Plan of Distribution, page 13
13. Please revise the last paragraph of this section on page 14 to reflect that Washington, D.C. is the capital city of the US, not one of the 50 states.

Business, page 16
Tennis lessons, page 16
14. Please disclose the approximate length of each lesson.

Products, page 17
15. Please revise to clarify "direct-from-manufacturer prices."
The
Online Retail Store subsection on page 19 appears to imply that you will sell tennis related products at a mark-up.

Website, page 17
16. Please clarify the "database" you refer to in the last sentence of the second paragraph of this section. Do you mean to refer to a customer database you will generate from selling tennis videos and other products on your website?

17. Please clarify your reference to "salon products" in the second paragraph on page 18.

Customer Service, page 18
18. Please clarify whether the intended money back guarantee will apply to all of your products, and more specifically, whether it will also apply to the sale of the tennis videos. On a related note, also clarify whether your policy in the Paying section on page 19, with regard to offering customers a refund if they return the purchased item within thirty days, applies to the sale of tennis videos.

Paying, page 19
19. Please explain how you will handle refunds for returned products if the products you sell from your website are sent directly from the manufacturer, as you discuss will be the case in part 1 of the Revenue section on page 20.

Revenue, page 20
20. Please revise to explain the difference between "banner advertising" and "premium space" on your website.

Marketing, page 21
21. Please briefly explain what you mean by "community and affinity sites" and/or provide examples of what you mean.

Management`s Discussion and Analysis or Plan of Operation, page 23
22. We note your statement in the second paragraph that you have not started operations or generated any revenues; however, you state at the bottom of page 25 that you have generated "miniscule revenues" and as we noted in a previous comment, you indicate in the risk factors section and the business section that you have started limited operations. Please revise throughout to be consistent.
23. Please clarify here and throughout the document whether you have started to sell your tennis lessons on the website. If so, please discuss your operating results attributable to that aspect of your business in both quantitative and qualitative terms.
24. On page 16, you disclose your intention to develop additional tennis lessons. If you plan to develop these lessons within the next twelve months, please expand your disclosure to discuss your plan and related cash requirements.


Plan of Operation, page 23
25. The first paragraph on page 24 refers to the "salon industry and retail customers." Please revise to reflect the business operations you discuss in the other parts of the document.

Management, page 26
26. Please revise this section to disclose the relevant dates of Ms.
Avdasseva`s business experience during the past five years. Refer to
Item 401 of Regulation S-B.

Summary Compensation Table, page 28
27. Please note that pursuant to Item 502(a)(5), a table or column may be omitted if there has been no compensation earned by or paid to any of the named executives.

Principal Stockholders, page 29
28. Please clarify why you have stated in the first paragraph on page
30 that there are three holders of record of your common stock.
The
Description of Securities section on page 30 and the Item 26.
Recent
Sales of Unregistered Securities section on page 42 appear to both reflect that there are only two holders of your common stock.

Item 28. Undertakings, page 43
29. Please tell us whether you are registering securities under Rule
415 of the Securities Act.  If not, then please delete the Rule
512(a) undertaking that you provided.

Exhibit 5.1
30. Please revise to clarify that you are referring to "existing"
Nevada law.
31. Please revise to clarify in the last sentence of the last paragraph of the opinion that "the shares" you refer to in that sentence refer to the 2,000,000 shares of common stock you are registering to be sold under this Form SB-2 registration statement (not the 4 million shares already issued).
32. In addition, please reformat the opinion to include the last paragraph as one of the numbered "conclusions regarding the above offering" (as stated in the introductory sentence) so the opinion is less confusing to the reader.

* * * * *

      As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.



      You may contact Cari Kerr at (202) 824-5534 or Michael Fay at
(202) 942-1907 if you have questions regarding comments on the financial statements and related matters. Please contact Rolaine Bancroft at (202) 824-5537 or me at (202) 942-2936 with any other questions.


      Regards,


Sara W. Dunton
      Branch Chief


cc:	Conrad C. Lysiak, Esq.
	via facsimile:  509-747-1770
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Mr. Scott Pedersen
ST Online Corp.
Page 1